

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

Daniel Rice
Chief Executive Officer
Rice Acquisition Corp. II
102 East Main Street, Second Story
Carnegie, Pennsylvania 15106

  Re: Rice Acquisition Corp. II
    Amendment No. 1 to Registration Statement on Form S-1
    Filed May 6, 2021
    File No. 333-254080

Dear Mr. Rice:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2021 letter.

Amendment No. 1 to Form S-1 Filed May 6, 2021

Summary
Our Structure, page 10

1. We note your response to comment 4. Please revise your disclosure to explain how your "Up-C structure does not result in interests and economic benefits of the public investors and initial shareholders differing," given the possibility that your "initial shareholders may receive different tax treatment than [y]our public investors," as well as your existing disclosure that your "Opco Units are entitled to different economics as compared to the public shares." Please make corresponding revisions when describing your founder units on pages 17 and 137, and disclose whether or not you may enter into a tax receivable agreement where you share tax benefits resulting from the Up-C structure. Please further

disclose on page 130, if true, that "the right to exchange Class A Units of Opco for cash or Class A ordinary shares does not result in an economic benefit that reduces the value of the Company to other investors."

 You may contact Howard Efron (202) 551-3439 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lanchi Huynh, Esq.